Exhibit 99.5

NICE inContact Named a Leader in Ovum Decision Matrix for Selecting
a Multichannel Cloud Contact Center Solution

NICE inContact earns highest scores for technology capabilities and execution, validating the company’s strength and position in the market

SALT LAKE CITY – January 10, 2018 – NICE inContact, a NICE (NASDAQ: NICE) business today announced that Ovum, a leading research firm, has identified the company as a market leader in its 2017-18 Ovum Decision Matrix for Selecting a Multichannel Cloud Contact Center Solution, earning top scores for its technology capabilities and being highly regarded by customers for execution. NICE inContact was recognized by Ovum for its strong reseller and partner base, large installed base of cloud contact center customers, and high growth for cloud solutions.

Leaders in the Ovum Decision Matrix are chosen for strong technology capabilities, proven market share and consistently growing revenue streams. NICE inContact was ranked as a market leader, receiving high and consistent ratings from customers in the area of execution. Specifically, the company earned the overall highest scores in each category – 9.4 for execution and 8.8 in the technology capabilities category – compared to other cloud contact center solutions.

“Ovum’s Decision Matrix continues to recognize leaders and innovators, giving businesses the insights they need to decide which cloud contact center solutions will help them deliver exceptional, cost-effective customer experiences,” said Paul Jarman, CEO at NICE inContact. “We are honored to once again be recognized by Ovum as a leader in this fast-paced market, as we remain steadfast in helping customers drive better experiences and ROI.”

Ovum cited that the merging of NICE and inContact’s strengths for the launch of the CXone platform in July 2017, “marks the first time a single industry vendor has offered a cloud contact center platform as well as a full range of WFO applications and analytics packages, with the ability to offer a truly seamless integrated environment for cloud contact center operations.” NICE inContact CXone is a fully integrated and open cloud contact center platform that enables customer service teams to respond faster and act smarter, delivering a smooth omnichannel customer experience.

Further validating NICE inContact’s technology and execution prowess, Ovum comments that, “the company's products meet or exceed the technology averages in virtually every area, including solution breadth and depth, capabilities, core platform, multichannel, vendor strategy, administration and monitoring, and security.” NICE inContact’s customers also rated its cloud contact center solutions highly across all execution categories.

The Ovum report summarizes that the penetration of cloud contact center solutions is growing rapidly, as companies look to better engage customers with new solutions, or replace existing on-premises contact center solutions. The report compares and provides insights on strengths of various products, helping businesses navigate the broad array of cloud solutions available on the market. Businesses looking to deliver excellent, cost-effective customer service across all channels should use the Ovum Decision Matrix as a trusted and impartial resource to identify the technology solution which will best meet their contact center needs.

To download a copy of the report, click here.

For more information on NICE inContact, please visit: www.niceincontact.com.

About NICE inContact
 NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

NICE inContact is the cloud contact center software leader, with the most complete, easiest and most reliable solution to help organizations achieve their customer experience goals. Recognized as a market leader by Gartner, IDC, Frost & Sullivan, Ovum and DMG, inContact continuously innovates in the cloud and is the only provider to offer a complete solution that includes NICE inContact CXone cloud, an expert service model and the broadest partner ecosystem. www.niceincontact.com

Corporate Media Contact
 Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
 Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
 This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.